CORPORATE OFFICE
37 North Valley Road, Building 4, P.O. Box 1764
Paoli, PA 19301-0801 U.S.A.
Telephone: 610-647-2121 Fax: 610-647-0211
September 11, 2007
Perry J. Hinden, Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
100 F Street, NE
Washington, DC 20549

Re:	AMETEK, Inc.
Definitive 14A
Filed: March 12, 2007
SEC File No. 001-12981
Dear Mr. Hinden:
Pursuant to our telephone conversation yesterday, this letter will confirm that by Friday, October 5, 2007, AMETEK, Inc. will respond to the Securities and Exchange Commission’s comment letter dated August 21, 2007.
If you have any further questions or concerns, please call me at 610-889-5258.
Very truly yours,
AMETEK, Inc.

/s/ Robert S. Feit
Robert S. Feit
Senior Vice President and General Counsel

Cc:	Frank. S Hermance
John J. Molinelli
Isaac S. Smalls
Alan Singer, Morgan, Lewis & Bockius LLP